MONTE RESOURCES INC.
                                1002 Ermine Court
                           South Lake Tahoe, CA 96150

November 21, 2011


THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: A.N. Parker

Re:  Monte Resources Inc. (the "Company")
     Registration Statement on Form S-1
     Filed March 22, 2011, Amendment #1 Filed 29, 2011
     File No. 333-172989

In response to your letter dated July 28, 2011, please see the responses below:

     1. We have attempted to make complete responses as requested and where applicable throughout the document.

     2. We have updated the selected financial information on page 5, and have updated our references to our net loss in our risk factors disclosure providing such information as of May 31, 2011.

     3.   We have updated our financial statements in accordance with Rule 8-08.

     4. We have revised our filing to clarify that the information provided in the filing regarding the property is based on information from 1981, and that we have updated risk factor disclosure with respect to all material risks including that we have decided to proceed with the exploration program recommended by the geological report.

     5. We have revised our disclosure in our filing that Mr. Morrow did not agree to purchase Monte Resources Inc or serve as a director and officer with the intention to sell the enterprise to a third party looking to obtain a public reporting entity and he has no such present intention.

     6. Mr. Morrow was introduced to the property through the previous owner of the property Mr. Billingsley of Surrey, British Columbia.

     7. Our counsel has provided us the following response: To the best of his knowledge, none of the public mining companies that he has represented in their S-1's have changed their business plans to enter another industry or become delinquent filers.

     8. We have included the risk factor disclosure related to requirements imposed on broker-dealers in connection with sales of penny stocks.

     9. We have expanded our disclosure in our Plan of Distribution section to address this issue.

     10. We have revised our disclosure of our plan of operations and liquidity and capital resources to include a discussion of the most recent interim financial results presented as per item 303(b) of Regulation S-K.

     11. We have revised our disclosure of Liberty Coal Energy Corp. in the Description of Directors and Officers.

Thank you for your assistance.

Very truly yours,

Monte Resources Inc.


/s/ Edwin G. Morrow
----------------------------------
Edwin G. Morrow
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and Director
Principal Executive Officer and
(Principal Accounting Officer)